AFSA Presentation May 20, 2009 SLM Corporation Presented by Jack Remondi Vice Chairman & CFO

2 Forward Looking Statements This Presentation contains forward-looking statements and information based on management's current expectations as of the date of this presentation. Statements that are not historical facts, including, financial projections, statements about our beliefs or expectations and statements that assume or are dependent upon future events, are forward-looking statements. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those reflected in such forward-looking statements. These factors include, among others, the occurrence of any event, change or other circumstances that could give rise to our ability to cost-effectively refinance asset-backed financing facilities due April 2010, (collectively, the "2008 Asset-Backed Financing Facilities"), including any potential foreclosure on the student loans under those facilities following their termination; increased financing costs; limited liquidity; any adverse outcomes in any significant litigation to which we are a party; our derivative counterparties terminating their positions with the Company if permitted by their contracts and the Company substantially incurring additional costs to replace any terminated positions; changes in the terms of student loans and the educational credit marketplace (including changes resulting from new laws, such as any laws enacted to implement the Administration's 2010 budget proposals as they relate to the Federal Family Education Loan Program ("FFELP") and regulations and from the implementation of applicable laws and regulations) which, among other things, may change the volume, average term and yields on student loans under the FFELP, may result in loans being originated or refinanced under non-FFELP programs, or may affect the terms upon which banks and others agree to sell FFELP loans to the Company. The Company could be affected by: various liquidity programs being implemented by the federal government; changes in the demand for educational financing or in financing preferences of lenders, educational institutions, students and their families; incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements; changes in the composition and performance of our Managed FFELP and Private Education Loan portfolios; changes in the general interest rate environment, including the rate relationships among relevant money-market instruments, and in the securitization markets for education loans, which may increase the costs or limit the availability of financings necessary to initiate, purchase or carry education loans; changes in projections of losses from loan defaults; changes in general economic conditions; changes in prepayment rates and credit spreads; and changes in the demand for debt management services and new laws or changes in existing laws that govern debt management services. All forward-looking statements contained in this Presentation are qualified by these cautionary statements and are made only as of the date of this Presentation. The Company does not undertake any obligation to update or revise these forward-looking statements to conform the statement to actual results or changes in the Company's expectations. "Core Earnings" Performance Measures - The following presentation includes "Core Earnings" performance measures. A presentation of the most comparable GAAP financial measures and a reconciliation of the "Core Earnings" performance measures to the most directly comparable GAAP financial measures are included in the our most recent quarterly earnings release, quarterly earnings report on Form 10-Q and annual report on Form 10-K, which are available on our website at (http://www2.salliemae.com/investors/stockholderinfo/earningsinfo) and (http://www2.salliemae.com/investors/stockholderinfo/secfilings) and on the SEC's website (http://www.sec.gov). U.S. Government Guaranteed Student Loans - The following presentation contains references to U.S. Government guaranteed student loans. All such references are to loans made in compliance with the Federal Family Education Loan Program ("FFELP"), under Title IV of the Higher Education Act, to finance educational costs. As more fully described in our most recent quarterly earnings release, quarterly earnings report on Form 10-Q and annual report on Form 10-K, available on our website at (http:// www2.salliemae.com/investors/stockholderinfo/earningsinfo) and (http://www2.salliemae.com/investors/stockholderinfo) and on the SEC's website (http://www.sec.gov), the federal guarantee of FFELP loans is conditioned on loans being originated, disbursed and serviced in accordance with U.S. Department of Education regulations. In addition, unless a loan default results from the borrower's death, disability or bankruptcy, the federal government guarantees no less than 97 percent of the principal balance plus accrued interest and the holder of the loan generally must absorb the two percent (three percent after July 1, 2006) not guaranteed as a loss on the loan ("Risk Sharing"). FFELP loans serviced by a servicer that has an Exceptional Performer designation from the U.S. Department of Education are not subject to Risk Sharing and receive 100% reimbursement on default claims (99 percent reimbursement on default claims filed after July 1, 2006). Additional Information - The following presentation contains certain information about the Company that management believes is important to investors, but should be read in conjunction with other material information about the Company, including, but not limited to, the operational, funding, interest rate, political and regulatory, liquidity and credit risks that the Company faces. For a discussion of the risks described above as well as additional information about the Company you should refer to our most recent quarterly earnings release, quarterly report on Form 10-Q and annual report on Form 10-K, available on our website at (http://www2.salliemae.com/investors/stockholderinfo/earningsinfo) and (http://www2.salliemae.com/investors/stockholderinfo/secfilings) and on the SEC's website (http://www.sec.gov). For a discussion of the specific characteristics of any specific security, you should refer to the pricing supplement, prospectus supplement and/or prospectus applicable to that security.

3 SLM Corporation #1 originator of student loans in the U.S. education lending market #1 servicer and collector of students loans in the U.S. currently servicing $184 billion in assets including $9 billion for third parties Fully independent private sector company with scale and a broad franchise, traded on the NYSE $185 billion managed student loan portfolio, 81% of which is U.S. government guaranteed(1) At quarter end, 83% of managed student loans were funded with term liabilities, 72% funded for the life of the loan 11% funded with fixed spread liabilities with an average life of 4.4 years (1) As of March 31, 2009 (1) As of March 31, 2009

4 SLM Corporation Update Managed student loans outstanding increased to $185 billion in Q1, up 2.7% from year-end 2008 Originated a record $6.6 billion of FFELP loans in Q1, a 10% increase over prior year Private Credit originations decline 40% in Q1 2009 to $1.5 billion from the prior year due to a more conservative underwriting and funding position "Core Earnings" net income was $13.9 million prior to preferred dividends, impacted by the CP/Libor dislocation, lagging liability costs from the DOE participation program and an impairment in the mortgage purchased paper portfolio Student loan legislation, ECASLA, passed by Congress in May 2008 DOE Loan Purchase Commitment Program At 3/31/09, $13.5 billion of loans funded under this program DOE Conduit - Straight A Funding Program launched May 11, 2009 SLM allocation of $750 million in initial issuance Operating expenses declined 18% to $296 million in Q1 from prior year Upromise manages $16.9 billion in 529 college savings plans with 10 million members enrolled in the member rewards programs.

5 Sallie Mae Proposition Strong Business Fundamentals Competitive, scale franchise FFELP profitability assured through 2010 Liquidity improving and adequate to meet debt service ED facility provides unlimited funding for new FFELP originations through AY 09/10 Expanding deposit funding - provides funding for new Private Credit Originations Asset class performs well despite weakening consumer credit

6 Higher Education Enrollment (millions) Source: National Center for Education Statistics Note: Total enrollment in all degree-granting institutions; middle alternative projections for 2007 onward Annual Cost of Education ($ thousands) Source: College Board Note: Academic years, average published tuition, fees, room and board charges at four-year institutions; enrollment- weighted Public CAGR: 6.8% Private CAGR: 5.1% Source: President's 2008 Budget. Gross commitments by fiscal year Note: Excludes consolidation volume Federal Student Loan Origination Volume ($bn) '01-'07 CAGR: 11.4% '07-'13 CAGR: 6.5% Enrollment Growth + Rising Tuitions + Education Value = Increasing Loan Demand Favorable Student Loan Market Trends Relationship Between Higher Education, Income and Employment Source: U.S. Census Bureau, Current Population Survey. Unemployment data as of 2006. Average annual income figures for 2005. Represents average earnings for a full time, year-round worker over age 25 Unemployment Average annual income

7 FFELP Student Loan Market Share *Notes: Sallie Mae includes all Preferred Channel volume Wells Fargo includes Wachovia volumes Bank of America includes Fleet and LaSalle Bank volumes JP Morgan Chase includes Bank One volumes PNC Bank includes National City Bank volumes Source: http://www.fp.ed.gov

Federal Student Loan Policy Alternatives President's Budget Proposal Convert all federal student loans to federal funding by July 2010 Use savings to substantially increase Pell Grants Use private sector firms to originate and service 8

9 Private Education Loan Market Demand Private education loans help bridge the gap between funding available through government- sponsored programs and the rapidly increasing cost of education Cost of College AY 2008-2009 Based on a Four-Year Term FFELP Limit $31,000 Cost of attendance gap FFELP Limit $31,000 Source: College Board, Trends in College Pricing, 2008. Cost of College AY 1998-1999 Based on a Four-Year Term Cost of attendance gap

10 Private Credit Originations * Source: College Board, Trends in Higher Education Series (2007), 2008 industry data estimated by SLM *

11 SLM's New Private Education Loan Product Launched 3/23/09 Eliminates negative amortization during the school and grace period while reducing the average life from 9.5 years to 5 years Strategies to achieve a 90% cosigned rate have been deployed Repayment term is driven by cumulative amount borrowed and grade level Requires interest only payment on new loans for student and cosigned loans with open option to pay P&I Eliminates capitalization of interest effect Full communication with borrower during in school period Full collection activities employed Significant overall reduction in total interest expense Develops habit and responsibility of payment Limits propensity to accumulate additional debt given in-school payment requirement Smart Option Product

Charge-offs driven by Non-Traditional loans Non-Traditional loans represent less than 14% of the Private Education Loan portfolio Higher quality loans entering repayment in 2009 and 2010 Charge-off Trends - Mix of Traditional vs. Non-Traditional 12

Recession Has Smaller Impact On College Grads 13 Source: U.S. Department of Labor, Bureau of Labor Statistics

Portfolio Quality Improving Non-Traditional charge-off rate is 7x to 8x greater than Traditional 74% of Q109 loan originations had co-borrowers, up from 56% in Q108. Non-cosigned loans charge off at more than twice the rate of cosigned loans Amounts shown above represent the dollar amount of loans that will enter repayment 14

15 Capital Markets Developments Completed $5.1 billion FFELP ABS in April Non-DOE conduit eligible collateral Non-TALF eligible collateral Reduced and extended ABCP program Term Extension of 1 year for $22 billion FFELP facility Terminated and paid in full Private Credit facility Extended $1.5 billion FFELP facility for 60 days Completed $2.6 billion Private Credit ABS in May TALF Eligible transaction Unique callable structure Multiple investors participated DOE Straight A Funding conduit launched Program Launched on May 11, 2009 SLM allocated $3.6 billion in initial 2 fundings

16 Liquidity Position Update Includes $911 million, $1.6 billion and $2.2 billion at 3/31/09, 12/31/08, and 3/31/08 respectively of cash collateral pledged by derivative counterparties and held by the company in Unrestricted Cash At both March 31, 2009 and December 31, 2008, excludes commitments of $308 million, from Lehman Brothers Bank, FSB, a subsidiary of Lehman Brothers Holdings, Inc. which declared bankruptcy on September 15, 2008. Numbers may not add due to rounding

17 Unencumbered Assets / Unsecured Debt Ratio YE08 Q109 4/09 YE09 Tangible Unencumbered Assets/Unsecured Debt 94% 88% 99% 104%* * Year End 2009 data represents a forecast

18 Unsecured Debt Maturities Note: Does not include SLM Bank or Subsidiary funding Remaining unsecured debt maturities in 2009 total $3.8 billion

Free Cash Flow Description 19 Sources of free cash flow include net income, floor income and other cash payments Student Loan Repayments are consistent and predictable Securitization Trusts Generate Free cash flow through servicing fees and the residual Unencumbered assets grow as loans migrate to Straight A funding and advance rates improve

20 Summary Strong business fundamentals Competitive, scale franchise FFELP profitability assured through 2010 Emerging programs strengthen liquidity and improve profitability

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22 GAAP to "Core Earnings" EPS Reconciliation

23 Additional Information Available at www.salliemae.com Additional Information Available at www.salliemae.com